Stevens & Lee
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November 14, 2006
Mike Clampitt
Senior Staff Attorney
Division of Corporate Finance
United States Securities and Exchange Commission
100 F. Street, NE
Washington, D. C. 20549

Re:	PSB Bancorp, Inc.
Preliminary Schedule 14A
Filed October 11, 2006
File No. 000-24601
Dear Mr. Clampitt:
     On behalf of PSB Bancorp, Inc. (“PSB”), this letter responds to your letter, dated October 27, 2006, regarding PSB’s preliminary Schedule 14A. Each of your comments is set forth below, followed by the related response. The page references in our responses are to the the marked copy (the “Blackline”) of the amended preliminary Schedule 14A, which is being sent to you under separate cover, and reflect changes to the amended preliminary Schedule 14A which is being filed today by electronic submission.
Preliminary Schedule 14A
General
1.	Please disclose whether Conestoga received any financial projections from PSB Bancorp over the course of negotiations. If so, provide the staff with copies of all projections that were provided to Conestoga.
Philadelphia • Reading • Valley Forge • Lehigh Valley • Harrisburg • Lancaster • Scranton
Williamsport • Wilkes-Barre • Princeton • Cherry Hill • New York • Wilmington
A PROFESSIONAL CORPORATION

Stevens & Lee
Lawyers & Consultants
Mike Clampitt
November 14, 2006

Conestoga did not receive any financial projections from PSB at any time during the course of negotiations. PSB does not in the ordinary course of its business prepare financial projections.

2.	Please provide the staff with a copy of the Board books and any other relevant information prepared by Griffin or Curtis.

A copy of the Board books prepared by Griffin and Curtis have been submitted to you under separate cover. The Board books contain all relevant information prepared by Griffin and Curtis, respectively.

3.	The staff notes headings of Matter No. 1 and Matter No. 2 but they do not reconcile to the proposals on the proxy card. In this regard, revise to change those captions to “Proposal No. 1,” etc. and have them reconcile to the Proposals on the proxy card.

We have revised the captions on page 19 and page 67 of the amended proxy statement to reconcile the headings in the proxy statement with the Proposals on the proxy card.
Notice of Special Meeting of Shareholders
4.	Please include that shareholders can revoke their proxy up until the time of the meeting.

We have revised the Notice of Special Meeting of Shareholders to include the shareholders’ right to revoke their proxy up until the time of the meeting.
Questions and Answers about Voting Procedures for the Special Meeting, page 1
5.	Revise to add a question and answer for, “What vote is required for approval under the bylaws,” and include in the answer a cite to the bylaw section that addresses this issue.

We have revised the Questions and Answers about Voting Procedures for the Special Meeting on Page 2 of the amended proxy statement to include a question and answer related to the required shareholder vote for approval of the Agreement and Plan of Merger in accordance with PSB’s bylaws.

6.	Revise to add a question and answer regarding how holders of ESOP shares can vote their shares and how the unallocated shares will be voted.

Stevens & Lee
Lawyers & Consultants
Mike Clampitt
November 14, 2006

We have revised the Questions and Answers about Voting Procedures for the Special Meeting on Page 1 of the amended proxy statement to include a question and answer related to how holders of ESOP shares can vote their shares and how the unallocated shares will be voted.
Summary
The Merger; Considerations to be Received, page 3
7.	Revise to clarify why the loan exposure is approximately $10.4 million more than the outstanding balance.

We have revised the disclosure on page 3 of the amended proxy statement to clarify why the loan exposure is approximately $10.4 million more than the outstanding balance.
Interests of Our Directors, page 4
8.	Revise to add disclosure of the dollar amounts to be received by each named individual, including, amounts relating to options and restricted stock awards.

We have revised the disclosure on page 5 of the amended proxy statement to add disclosure of the dollar amounts to be received by each named individual, including, amounts relating to options and restricted stock awards.
The Parties to the Merger, page 9
9.	Supplementally advise the staff if any of the officers and directors of the Company or its subsidiaries have any interests, direct or indirect in Conestoga, its subsidiaries or any entity Conestoga has or intends to acquire, whether stock or otherwise.

None of the officers and directors of the Company or its subsidiaries have any interests, direct or indirect, in Conestoga, its subsidiaries or any entity Conestoga has or intends to acquire, whether stock or otherwise.
Participants in PSB’s Employee Stock Ownership Plan, page 15
10.	Revise to name the trustee and administrator and provide the staff a copy of the information that will be sent to participants or add them as an Annex.

Stevens & Lee
Lawyers & Consultants
Mike Clampitt
November 14, 2006

We have revised the disclosure on page 16 of the amended proxy statement to name the trustee and administrator of PSB’s Employee Stock Ownership Plan. The ESOP participants will receive the same proxy card and proxy statement as a regular shareholder of PSB, therefore we have no additional material to provide to the staff.
The Merger
Background of the Merger, page 17
11.	With regard to the statement that “Griffin approached Conestoga in late 2005 and preliminary discussions occurred in November 2005 . . .”, and noting from Conestoga’s website that the company did not have a bank- charter until April 2006, supplemental) advise the staff as to whom Griffin met with and the date in late 2005.

In late 2005, Griffin met with Marley Partners, L.P. Marley Partners, L.P. was the organizing entity for Conestoga. Marley Partners, L.P. was in the process of forming the bank and the bank holding company and had submitted its applications to the Pennsylvania Department of Banking, the Federal Deposit Insurance Corporation, and the Federal Reserve System and was awaiting final approval. For the sake of clarity, we did not separately identify Marley Partners, L.P. as the entity approached because for all practical purposes Marley Partners and Conestoga are synonymous with each other.

12.	Noting in event in the third paragraph on page 18 regarding the amendment to the supplemental executive retirement plan (the “Plan”), and with a view towards additional disclosures, please provide the staff with each individual’s calculation of benefits under the plan, both before and after the change. In addition, advise where the changes were disclosed in the Company’s periodic reports. Finally, advise the staff where the Plan’s liability or potential liability was disclosed in most recent Form 10-K and what amounts were or were not included in the Summary Compensation Table and why. We may have further comments.

The Company has not filed any periodic reports since the date of the amendment of the Plan; therefore, the changes to the Plan have not yet been disclosed other than as described in the 8-K filed shortly after execution of the merger agreement. The company disclosed the costs related to the Plan in “Note N” to the Financial Statements included in the Form 10-K for the year ended December 31, 2005. The Company inadvertently did not include the

Stevens & Lee
Lawyers & Consultants
Mike Clampitt
November 14, 2006

expense attributable to the Plan in the Summary Compensation Table for the year ended December 31, 2005; however, the Summary Compensation Table in the proxy statement has been amended to disclose the expense attributable to the Plan. Mr. Fumo’s benefits under the Plan before the amendment was $4.5 million and after the amendment was $2.6 million. Mr. DiSandro’s benefits under the Plan before the amendment was $3.6 million and after the amendment was $2.1 million.

13.	We note there was a “special acquisition corporation that orally indicated a price that was within the range indicated by Conestoga” but the Board of Directors chose not to pursue this potential merger partner because Conestoga was in the midst of due diligence and had ready access to capital. Please explain why the Board chose not to pursue this potential second bidder after Conestoga reduced their offer based on the construction loans and what steps the Board took to negotiate the best price possible for shareholders.

We have revised the disclosure to explain that the board of directors considered the preliminary oral indication of interest made by the special acquisition corporation but decided not to pursue further discussions because by this time, Conestoga had confirmed its $17.00 per share price in writing and substantially completed due diligence. The special acquisition corporation had done neither, nor could the special acquisition corporation provide any assurances, because it only raised $60 million in its recently completed IPO, that it would have sufficient capital to complete the acquisition of PSB at a price comparable to Conestoga’s firm bid.

14.	Revise the penultimate paragraph on page 19 to quantify the amounts payable under the new and old agreements and supplemental retirement plans.

We have revised the paragraph on page 22 of the amended proxy statement to quantify the amounts payable under the new and old agreements and supplemental retirement plans.

15.	Revise to disclose somewhere in the Background discussion how Conestoga intends to finance this transaction.

We have revised the disclosure on page 23 of the amended proxy statement in the Background discussion to provide disclosure as to how Conestoga intends to finance this transaction.

Stevens & Lee
Lawyers & Consultants
Mike Clampitt
November 14, 2006

Recommendation of our Board of Directors, page 23
16.	Please describe how the Board of Directors determined that a price well below the median transaction to book value ratio for transactions nationwide, in the Mid-Atlantic region and in Pennsylvania was in the best interests of shareholders of PSB.

We have revised the disclosure on page 25 of the amended proxy statement to reflect that the Board considered, as part of its deliberations when considering whether to approve and recommend the transaction to PSB shareholders, the fact that Conestoga’s bid reflected a price below the median transaction to book value ratio for transactions nationwide, in the Mid-Atlantic region and in Pennsylvania. Please note that the disclosure on page ___provides that the Board considered “all of the factors as required by Pennsylvania law.
Financial Analyses of Griffin, page 29
17.	We note that the comparable analyses of the selected transactions were “reasonably similar, but not identical, to the merger.” Please elaborate on how these other transactions differ; for example, were they cash-out mergers?

We have revised the disclosure on page 33 of the amended proxy statement to elaborate on how the other transactions differed from the Conestoga/PSB transaction.
Opinion of Curtis Financial Group Analyses of Selected Merger Transactions, page 36
18.	Similarly, you disclose “no transaction or group of transactions is the same as the merger;” please elaborate as to how the comparable selected transactions differ from the current merger.

We have revised the disclosure on page 40 of the amended proxy statement to elaborate as to how the comparable selected transactions differ from the current merger.

19.	Please elaborate of the “Performance Transactions” in the third comparison group and how this group compares with PSB.

We have revised the disclosure on page 40 of the amended proxy statement to elaborate on the “Performance Transactions” in the third comparison group and how this group compares with PSB.

Stevens & Lee
Lawyers & Consultants
Mike Clampitt
November 14, 2006

20.	Please provide an explanation as to the table labeled “Transaction Multiples.” For example, how you concluded that the PSB transaction was fair comparing some of the lower PSB numbers to the median Mid-Atlantic and PA transaction numbers.

We have revised the disclosure on page 40 of the amended proxy statement to provide an explanation as to the table labeled “Transaction Multiples.”
Interests of our Directors, page 37
21.	Revise the last paragraph on page 38 (carryover to page 39) to quantify the options held by Mr. Fumo and Mr. DiSandro and disclose the amounts each will receive for options and restricted stock held by each person.

We have revised the last paragraph on page 44 (carryover to page 45) of the amended proxy statement to quantify the options held by Mr. Fumo and Mr. DiSandro and disclose the amounts each will receive for options and restricted stock held by each person.
Employment Agreements, page 68,
22.	Revise the first paragraph to add the dates of the agreements.

We have revised the disclosure on page 73 of the amended proxy statement to add the dates of the employment agreements.
Annexes
23.	Please supply the annexes with your next amendment, including both fairness opinions.

We have supplied Annexes A, B, and C with our amendment. Annexes B and C are the fairness opinions for Griffin and Curtis.

Very truly yours,

STEVENS & LEE
/s/ David R. Payne

Stevens & Lee
Lawyers & Consultants
Mike Clampitt
November 14, 2006

David R. Payne